Exhibit 99.1

YM BioSciences Reports Fiscal 2012 Operational and Financial Results
- Completed dosing for 166 patient CYT387 Phase I/II nine-month trial -
- Completed enrolment of 61 patient CYT387 Phase II BID trial -

MISSISSAUGA, Canada, September 21, 2012 - YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM), a drug development company advancing hematology and cancer related products, today reported operational and financial results for its 2012 fiscal year, ended June 30, 2012.

“We made significant progress with CYT387 during Fiscal 2012, highlighted by our reporting at ASH 2011 of positive interim data that potentially differentiates our drug from other JAK inhibitors. Leveraging these data, over the last several months we conducted productive discussions with regulatory authorities in the US and Europe which have affirmed the range of options available for the pivotal program for CYT387,” said Dr. Nick Glover, President and CEO of YM BioSciences. “We continue to conduct a robust business development campaign aimed at exploring potential opportunities to further develop and commercialize the drug with other companies, seeking relationships that will focus on realizing the broader commercial opportunity for CYT387.”

Fiscal 2012 Highlights:

CYT387:
•
In December 2011, interim results for all 166 patients enrolled in the Phase I/II trial were reported in a poster session at ASH 2011. In this multicenter setting, CYT387 enabled more than half of the patients with myelofibrosis who were initially dependent on transfusions to become transfusion independent for clinically relevant periods of time. CYT387 also continued to produce significant and durable reductions of splenomegaly and improvements of constitutional symptoms for many patients. CYT387 was safe and well tolerated, with daily dosing up to and exceeding two and a half years.

•
In June 2012, all eligible patients completed the core study of the Phase I/II trial by receiving drug for nine months. These patients are eligible to continue receiving drug in the ongoing extension trial.

•
In July 2012, enrolment was completed for the complementary Phase II BID (twice-daily dosing) trial of CYT387 initiated in September 2011. This trial was designed to further explore the range of potential dosing for CYT387 and recruited a total of 61 patients at six sites across North America. A review of clinical data obtained across multiple doses and schedules indicates that the optimal dose for CYT387 is 300mg given once-daily. Additional findings from the BID study will augment the data from the 166 patient Phase I/II study and facilitate further investigation of the spleen, constitutional symptom and anemia responses observed to date.

•
In mid-calendar 2012, meetings with US and European regulators were conducted where potential pivotal Phase III clinical trial designs to support marketing approval for CYT387 were discussed. YM believes these discussions were productive, confirming that several options were available for the pivotal clinical development program of CYT387.

•
YM is exploring potential opportunities to further develop and commercialize CYT387 with other companies, seeking relationships that will focus on realizing the broader commercial opportunity for CYT387 in myelofibrosis and beyond. In February 2012, YM raised US$80.5 million, providing the Company with flexibility to weigh any business development opportunities that arise against the prospect of retaining full control over commercial economics by advancing CYT387 further into pivotal trials on its own.

CYT387 Next Steps:
•	Final nine-month data from the ongoing 166 patient Phase I/II trial are expected to be reported by the end of calendar 2012.
•
Interim data from the extension trial, in which patients who have completed the 166 patient Phase I/II trial are able to continue long-term treatment with CYT387, are expected to be reported by the end of calendar 2012.

•	Initial data from the Phase II BID trial are expected to be reported by the end of calendar 2012.
•
Having reported positive interim data in December 2011 from a 166 patient Phase I/II trial of CYT387 in myelofibrosis, YM conducted productive discussions with regulatory authorities in the US and Europe which have affirmed the range of options available for the pivotal program for CYT387. YM is now preparing for pivotal trials under scenarios where the drug is developed either with or without another company.

Nimotuzumab:
•
YM has been advised by Daiichi Sankyo Co., Ltd., CIMYM’s sub-licensee for nimotuzumab in Japan, that they are evaluating the drug in a Phase II gastric cancer program together with Kuhnil Pharma Co. Ltd., CIMYM’s sub-licensee in South Korea, and in a Phase II non-small cell lung cancer (NSCLC) program.

•	YM has been advised by Oncoscience AG (OSAG), CIMYM’s sub-licensee for Europe, that they are evaluating nimotuzumab in Phase III glioma and pancreatic cancer programs.
•
YM has been advised by Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM sub-licensee, that they are evaluating nimotuzumab in Phase II and III head and neck cancer programs and a Phase II cervical cancer program.

CYT997:
•
A single-arm intravenous Phase Ib/II study in patients with relapsed glioblastoma multiforme was closed to enrolment in February 2011. Subsequent preclinical work was recently completed involving the examination of repeated low doses of CYT997, the envisioned optimal dosing regimen for this drug, in a mouse breast cancer model. Based on the results obtained in this preclinical model, in conjunction with the earlier clinical trial data, YM has decided not to pursue further clinical development of CYT997 at this time.

Summary Financial Results (CDN dollars)
The interim consolidated financial statements and comparative information for fiscal 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s Consolidated Financial Statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

Revenue, generated from out-licensing, for the fourth quarter of fiscal 2012 ended June 30, 2012 was $0.3 million compared with $0.2 million for the fourth quarter of fiscal 2011. Revenue for fiscal 2012 of $1.1 million is comparable to $1.0 million for fiscal 2011.

Net finance income was $2.2 million for the fourth quarter of fiscal 2012 compared to net finance costs of $0.5 million for the fourth quarter of fiscal 2011. Net finance income was $11.4 million for fiscal 2012 compared to net finance costs of $10.3 million for fiscal 2011. The changes in net finance income are primarily attributable to changes in the fair value adjustment for USD warrants. Under IFRS, warrants denominated in a different currency than the Company's functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss. For the fourth quarter of fiscal 2012, the Company incurred a gain of $0.4 million on the revaluation of warrants, compared to a loss of $0.8 million for the fourth quarter of fiscal 2011. For fiscal 2012, the Company incurred a gain of $7.3 million on the revaluation of warrants, compared to a loss of $9.4 million for fiscal 2011.

Licensing and product development expenses were $7.1 million for the fourth quarter of fiscal 2012 compared with $7.4 million for the fourth quarter of fiscal 2011. Licensing and product development expenses were $26.6 million for fiscal 2012 compared with $23.8 million for fiscal 2011. Development expenses for CYT387 increased due to the extension of the Phase I/II clinical trial in myelofibrosis, start-up costs associated with the BID study, pre-clinical development activities, and manufacturing of drug for these programs. Expenses for nimotuzumab continued to decrease.

General and administrative expenses were $1.4 million for the fourth quarter of fiscal 2012 compared to $1.2 million for the fourth quarter of fiscal 2011. General and administrative expenses were $6.2 million for fiscal 2012 compared to $7.7 million for fiscal 2011, primarily due to reduced salary expense after the reorganization termination payments in fiscal 2011.

Net loss for the fourth quarter of fiscal 2012 was $6.1 million ($0.04 per share) compared to $8.9 million ($0.08 per share) for the same period last year. Net loss for fiscal 2012 was $20.3 million ($0.16 per share) compared to $40.9 million ($0.42 per share) for fiscal 2011.

As at June 30, 2012 the Company had cash and short-term deposits totaling $132.5 million and accounts payable and accrued liabilities totaling $3.1 million compared to $79.7 million and $4.4 million respectively at June 30, 2011.

As at June 30, 2012 the Company had 157,546,793 common shares and 7,366,418 warrants outstanding.

Notice of Meeting:
YM's Annual Meeting of Shareholders will be held on November 20, 2012, at 4:00 p.m. ET at the offices of Norton Rose OR LLP, Boardrooms A & B, 38th Floor, 200 Bay Street, Royal Bank Plaza South Tower, Toronto, Ontario. The management proxy circular documents and annual financial documents are expected to be mailed to shareholders on October 8, 2012, and will be available online at www.ymbiosciences.com, www.sec.gov and www.sedar.com.

About YM BioSciences
YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis. YM's portfolio also includes nimotuzumab, a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. In addition, YM has several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387 and nimotuzumab will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM as well as CIMYM’s various licensees will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com

YM BIOSCIENCES INC.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars, unless otherwise noted)

	June 30,	June 30,	July 1,
	2012	2011	2010

Assets

Current assets:
Cash and cash equivalents	$87,140,020	$32,046,630	$19,460,141
Short-term deposits	45,310,288	47,611,922	26,184,991
Accounts receivable	252,884	205,900	161,184
Prepaid expenses	257,780	731,676	237,962
Total current assets	132,960,972	80,596,128	46,044,278

Non-current assets:
Property and equipment	62,118	91,320	84,775
Intangible assets	2,629,682	7,137,698	11,645,714
Total non-current assets	2,691,800	7,229,018	11,730,489

Total assets	$135,652,772	$87,825,146	$57,774,767

Liabilities and Equity

Current liabilities:
Accounts payable	$803,421	$1,718,893	$699,277
Accrued liabilities	2,262,972	2,652,511	2,085,824
Share purchase warrants	7,221,040	14,476,681	6,358,480
Deferred revenue	381,270	594,072	1,523,916
Total current liabilities	10,668,703	19,442,157	10,667,497

Non-current liabilities:
Deferred revenue	1,556,853	1,831,722	1,650,909
Total non-current liabilities	1,556,853	1,831,722	1,650,909

Equity:
Share capital	340,173,078	264,548,643	203,498,239
Contributed surplus	16,712,315	15,144,062	14,232,353
Deficit	(233,458,177)	(213,141,438)	(172,274,231)
Total equity	123,427,216	66,551,267	45,456,361

Total liabilities and equity	$135,652,772	$87,825,146	$57,774,767

YM BIOSCIENCES INC.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

	2012	2011

Revenue:
Out-licensing	$1,070,665	$1,033,239
	1,070,665	1,033,239

Expenses:
Licensing and product development	26,643,838	23,821,980
General and administrative	6,175,132	7,739,857
	32,818,970	31,561,837

Loss before financial results	(31,748,305)	(30,528,598)

Finance income	11,431,566	480,314

Finance costs	–	(10,818,923)

Net loss and comprehensive loss for the year	$(20,316,739)	$(40,867,207)

Basic and diluted loss per common share	$(0.16)	$(0.42)

YM BIOSCIENCES INC.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total

Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438)	$66,551,267

Net loss and comprehensive loss for the year	–	–	–	(20,316,739)	(20,316,739)

Transactions with owners of the Company, recognized directly in equity:
Shares issued pursuant to prospectus offering	40,250,000	74,232,207	–	–	74,232,207
Shares issued on exercise of options	614,845	1,392,228	(670,529)	–	721,699
Share-based compensation	–	–	2,238,782	–	2,238,782

Total transactions with owners of the Company	40,864,845	75,624,435	1,568,253	–	77,192,688

Balance, June 30, 2012	157,546,793	$340,173,078	$16,712,315	$(233,458,177)	$123,427,216

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total

Balance, July 1, 2010	80,359,623	$203,498,239	$14,232,353	$(172,274,231)	$45,456,361

Net loss and comprehensive loss for the year	–	–	–	(40,867,207)	(40,867,207)

Transactions with owners of the Company, recognized directly in equity:
Shares issued on exercise of options	1,074,077	1,965,590	(798,279)	–	1,167,311
Shares issued on exercise of warrants	723,248	2,375,179	–	–	2,375,179
Shares issued pursuant to prospectus offering	34,525,000	56,709,635	–	–	56,709,635
Share-based compensation	–	–	1,709,988	–	1,709,988
Total transactions with owners of the Company	36,322,325	61,050,404	911,709	–	61,962,113

Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438)	$66,551,267

YM BIOSCIENCES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2012 and 2011

	2012	2011

Cash provided by (used in):

Operating activities:
Net loss for the year	$(20,316,739)	$(40,867,207)
Items not involving cash:
Depreciation of property and equipment	57,359	78,533
Amortization of intangible assets	4,508,016	4,508,016
Interest income	(716,799)	(469,191)
Unrealized (gain) loss on cash and cash equivalents	(1,269,907)	1,407,760
Gain on disposal of property and equipment	–	(13,394)
Share-based compensation	2,238,782	1,709,988
Change in fair value of share purchase warrants	(7,255,641)	9,411,162
Changes in non-cash working capital balances:
Short-term deposits	(598,996)	(417,445)
Accounts receivable	(46,984)	(44,716)
Prepaid expenses	473,896	(493,714)
Accounts payable	(915,472)	1,019,616
Accrued liabilities	(389,539)	566,687
Deferred revenue	(487,671)	(749,031)
Net cash used in operating activities	(24,719,695)	(24,352,936)

Investing activities:
Proceeds from sale of short-term deposits	49,200,630	67,505,054
Purchase of short-term deposits	(46,300,000)	(88,514,540)
Interest received	716,799	469,191
Additions to property and equipment	(28,157)	(71,684)
Net cash provided by (used in) investing activities	3,589,272	(20,611,979)

Financing activities:
Issuance of common shares on exercise of options	721,699	1,167,311
Issue of common shares on exercise of warrants	–	1,082,218
Net proceeds from issuance of shares	74,232,207	56,709,635
Net cash provided by financing activities	74,953,906	58,959,164

Increase in cash and cash equivalents	53,823,483	13,994,249

Impact of foreign exchange rates on cash	1,269,907	(1,407,760)

Cash and cash equivalents, beginning of year	32,046,630	19,460,141

Cash and cash equivalents, end of year	$87,140,020	$32,046,630